                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                              POLLO TROPICAL, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)




                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)




                                   731513 10 7
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



                               PAGE 1 OF 9 PAGES
                         THE EXHIBIT APPEARS ON PAGE 9

                              CUSIP No. 731513 10 7
                                        -----------


(1)      Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
         Persons:

         STUART I. HARRIS
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)         (a)                       (b)
                                        -------------             --------------

(3)      SEC Use Only
                      ----------------------------------------------------------

(4)      Citizenship or Place of Organization:  U.S.A.
                                                --------------------------------

     Number of          (5)         Sole Voting Power  53,350
   Shares Bene-                                        -------------------------
     ficially
     Owned by           (6)         Shared Voting Power  1,273,412
   Each Report-                                          -----------------------
    ing Person
       with             (7)         Sole Dispositive Power 53,350
                                                           ---------------------

                        (8)         Shared Dispositive Power  1,273,412
                                                              ------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person: 1,326,762
                                                                       ---------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)  X(1)
                             ---------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9) 16%
                                                           ---------------------

(12)     Type of Reporting Person (See Instructions) IN
                                                     ---------------------------






     -------------------
     1 The aggregate amount in Row 9 does not include approximately 198,879 shares of Common Stock held in Trust for the benefit of the Reporting Person's Children, with respect to which the Reporting Persons disclaim beneficial ownership.


                               Page 2 of 9 Pages

                              CUSIP No. 731513 10 7
                                        -----------


(1)      Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MARY HARRIS
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)         (a)                       (b)
                                        -------------             --------------

(3)      SEC Use Only
                      ----------------------------------------------------------

(4)      Citizenship or Place of Organization: U.S.A.
                                               ---------------------------------


     Number of          (5)         Sole Voting Power  0
   Shares Bene-                                        -------------------------
     ficially
     Owned by           (6)         Shared Voting Power  1,273,412
   Each Report-                                          -----------------------
    ing Person
       with             (7)         Sole Dispositive Power 0
                                                           ---------------------

                        (8)         Shared Dispositive Power  1,273,412
                                                              ------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person: 1,273,412
                                                                       ---------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)  X(1)
                             ---------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9) 16%
                                                           ---------------------

(12)     Type of Reporting Person (See Instructions) IN
                                                     ---------------------------





-------------------
     1 The aggregate amount in Row 9 does not include approximately 198,879 shares of Common Stock held in Trust for the benefit of the Reporting Person's Children, with respect to which the Reporting Persons disclaim beneficial ownership.


                               Page 3 of 9 Pages

                              CUSIP No. 731513 10 7
                                        -----------

(1)      Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
         Persons:

         Harris Family Investments, Ltd.
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)         (a)                       (b)
                                        -------------             --------------

(3)      SEC Use Only
                      ----------------------------------------------------------

(4)      Citizenship or Place of Organization: U.S.A.
                                               ---------------------------------


     Number of          (5)         Sole Voting Power  1,248,442
    Shares Bene-                                        ------------------------
     ficially
     Owned by           (6)         Shared Voting Power  0
   Each Report-                                          -----------------------
    ing Person
       with             (7)         Sole Dispositive Power 1,248,442
                                                           ---------------------

                        (8)         Shared Dispositive Power  0
                                                              ------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person: 1,248,442
                                                                       ---------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                             ---------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9) 15%
                                                           ---------------------

(12)     Type of Reporting Person (See Instructions) PN
                                                     ---------------------------







                               Page 4 of 9 Pages

                              CUSIP No. 731513 10 7
                                        -----------


(1)      Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
         Persons:

         Harris Family Investments, Inc.
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)         (a)                       (b)
                                        -------------             --------------

(3)      SEC Use Only
                      ----------------------------------------------------------

(4)      Citizenship or Place of Organization: U.S.A.
                                               ---------------------------------


     Number of          (5)         Sole Voting Power  1,273,412
    Shares Bene-                                        ------------------------
     ficially
     Owned by           (6)         Shared Voting Power  0
   Each Report-                                          -----------------------
    ing Person
       with             (7)         Sole Dispositive Power 1,273,412
                                                           ---------------------

                        (8)         Shared Dispositive Power  0
                                                              ------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person: 1,273,412
                                                                       ---------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                             ---------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9) 16%
                                                           ---------------------

(12)     Type of Reporting Person (See Instructions) CO
                                                     ---------------------------







                               Page 5 of 9 Pages

ITEM 1(a).                 Name of Issuer:

                           Pollo Tropical, Inc.

ITEM 1(b).                 Address of Issuer's Principal Executive Offices:

                           7300 North Kendall Drive
                           Miami, Florida  33156

ITEM 2(a).                 Name of Persons Filing:

                           Stuart I. and Mary Harris, Harris Family Investments, Ltd. ("HFI, Ltd.") and Harris Family Investments, Inc. ("HFI, Inc.")

ITEM 2(b).                 Address of Principal Business Office:

                           7300 North Kendall Drive
                           Miami, Florida  33156

ITEM 2(c).                 Citizenship; State of Organization

                           Stuart I. and Mary Harris - U.S.A.
                           HFI, Ltd. - Florida Limited Partnership
                           HFI, Inc. - Florida Corporation

ITEM 2(d).                 Title of Class of Securities:

                           Common Stock

ITEM 2(e).                 CUSIP Number:

                           731513 10 7

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                           Not applicable.









                               Page 6 of 9 Pages

ITEM 4.                    Ownership.



                          Amount                             Power to Vote               Power to Dispose
Reporting              Beneficially         % of     -----------------------------------------------------------
Person                    Owned             Class*         Sole         Shared          Sole         Shared
================================================================================================================
Stuart I. Harris          1,326,762(1)(2)     16          53,350      1,273,412          53,350       1,273,412
Mary Harris               1,273,412(2)        16               0      1,273,412               0       1,273,412
HFI, Ltd.                 1,248,442           15       1,248,442              0       1,248,442               0
HFI, Inc.                 1,273,412           16       1,273,412              0       1,273,412               0
================================================================================================================

         *Calculated on the basis of 8,187,157 shares of Common Stock outstanding on December 31, 1997.

(1)      Includes options to purchase 53,350 shares of Common Stock.


(2) Excludes approximately 198,879 shares held in trust for the benefit of the Reporting Persons' children. The Reporting Persons disclaim beneficial ownership with respect to these shares.

ITEM 5.                    Ownership of Five Percent or Less of a Class.

                           Not applicable.

ITEM 6.                    Ownership of More than Five Percent on Behalf of
                           Another Person.

                           Not applicable.

ITEM 7.                    Identification and Classification of the
                           Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not applicable.

ITEM 8.                    Identification and Classification of Members of the
                           Group.

                           Not applicable.

ITEM 9.                    Notice of Dissolution of Group.

                           Not applicable.

ITEM 10.                   Certification.

                           Not Applicable.





                                Page 7 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1998                /s/ STUART I. HARRIS
                                 -------------------------------------
                                 STUART I. HARRIS



                                 /s/ MARY HARRIS
                                 -------------------------------------
                                 MARY HARRIS


                                 HARRIS FAMILY INVESTMENTS,
                                 LTD.

                                 By:  Harris Family Investments, Inc.,
                                      General Partner

                                      By:  /s/ STUART I. HARRIS
                                           ---------------------------
                                           Stuart I. Harris, President



                                 HARRIS FAMILY INVESTMENTS,
                                 INC.


                                 By:  /s/ STUART I. HARRIS
                                      --------------------------------
                                      Stuart I. Harris, President







                                Page 8 of 9 Pages

                                   EXHIBIT "A"

                      AGREEMENT TO FILE JOINT SCHEDULE 13G

         Pursuant to Rule 13d-1(f)(i), the undersigned hereby consent to the joint filing of a single statement on their behalf.

February 11, 1998                /s/ STUART I. HARRIS
                                 -------------------------------------
                                 STUART I. HARRIS



                                 /s/ MARY HARRIS
                                 -------------------------------------
                                 MARY HARRIS


                                 HARRIS FAMILY INVESTMENTS,
                                 LTD.

                                 By:  Harris Family Investments, Inc.,
                                      General Partner

                                      By:  /s/ STUART I. HARRIS
                                           ---------------------------
                                           Stuart I. Harris, President



                                 HARRIS FAMILY INVESTMENTS,
                                 INC.


                                 By:  /s/ STUART I. HARRIS
                                      --------------------------------
                                      Stuart I. Harris, President







                                Page 9 of 9 Pages